AB 4/4

BB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2012
Washington, DC
110




12012428

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PYRAMID TRADING LIMITED PARTNERSHIP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. JACKSON BLVD., 20TH FLOOR
(No. and Street)

CHICAGO	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED GOLDMAN 312-692-5075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVID & BERNSTEIN LLP
(Name – *if individual, state last, first, middle name*)

230 W. MONROE ST., SUITE 330	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRED GOLDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PYRAMID TRADING LIMITED PARTNERSHIP, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
MARY NOVOTNY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/25/14

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PYRAMID TRADING LIMITED PARTNERSHIP

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION AND INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2011

PYRAMID TRADING LIMITED PARTNERSHIP

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION AND INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2011

CONTENTS

PYRAMID TRADING LIMITED PARTNERSHIP

FORM SIPC-7: GENERAL ASSESSMENT RECONCILIATION
(With Accountants' Report Thereon)

YEAR ENDED DECEMBER 31, 2011

RAVID &
BERNSTEIN LLP
Certified Public Accountants

John V. Basso, CPA
Mark T. Jason, CPA
Phillip C. Ravid, CPA
William H. Brock, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members
Pyramid Trading Limited Partnership

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Pyramid Trading Limited Partnership (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782-4710 ♦ Fax 312/782-4711

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

February 27, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042017 CBOE DEC
PYRAMID TRADING LIMITED PARTNERSHIP 10*10
111 W JACKSON BLVD 20TH FL
CHICAGO IL 60604-3589

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Cheryl Poston 312-692-5078

2. A. General Assessment (item 2e from page 2) $ 6,524

B. Less payment made with SIPC-6 filed (exclude interest) (3,594)

7/20/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,930

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,930

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,930

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pyramid Trading Limited Partnership
(Name of Corporation, Partnership or other organization)

Cheryl L. Poston
(Authorized Signature)

Dated the 27 day of February, 20 12.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2011 and ending December 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 147,117
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	3,017,500
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	167,095
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	3,184,595
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	439,159
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 283,138	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ____	
Enter the greater of line (i) or (ii)	283,138
Total deductions	722,297
2d. SIPC Net Operating Revenues	$ 2,609,415
2e. General Assessment @ .0025	$ 6,524

(to page 1, line 2.A.)

RAVID &
BERNSTEIN LLP
Certified Public Accountants

John V. Basso, CPA
Mark T. Jason, CPA
Phillip C. Ravid, CPA
William H. Brock, CPA

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The General Partner
Pyramid Trading Limited Partnership
Chicago, Illinois

We have audited the accompanying statement of financial condition of Pyramid Trading Limited Partnership (the Company) as of December 31, 2011, and the related statements of operations and changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ravid & Bernstein LLP

February 27, 2012

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782-4710 ♦ Fax 312/782-4711

PYRAMID TRADING LIMITED PARTNERSHIP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$ 878,287
Securities and derivatives owned, at fair value	8,700,607
Floor brokerage receivable	574,683
Other	17,711
	$ 10,171,288

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Due to clearing broker	$ 1,292,135
Securities and derivatives sold, not yet purchased, at fair value	907,285
Accrued compensation and other expenses	1,101,446
	3,300,866
Partners' Capital	6,870,422
	$ 10,171,288

See Notes to Financial Statements.

PYRAMID TRADING LIMITED PARTNERSHIP

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

REVENUES:		
Execution income		$ 3,251,914
Trading income (loss):		
Trading losses, net	$ (3,324,726)	
Interest and dividend income	252,662	
Interest and dividend expense	(167,095)	
Net trading loss		(3,239,159)
Other income		28,051
Total Revenues		40,806
EXPENSES:		
Payroll and benefits	2,406,681	
Commissions and execution fees	539,935	
Seat permit fees	162,316	
Communications	92,915	
Professional fees	29,507	
Office and miscellaneous	52,439	
Total Expenses		3,283,793
NET LOSS		$ (3,242,987)

See Notes to Financial Statements.

PYRAMID TRADING LIMITED PARTNERSHIP

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

YEAR ENDED DECEMBER 31, 2011

	General Partner	Limited Partners	Total
PARTNERS' CAPITAL, BEGINNING OF YEAR	$ 45,946	$ 4,569,704	$ 4,615,650
CAPITAL CONTRIBUTIONS	10,450	7,647,067	7,657,517
CAPITAL WITHDRAWALS	-	(2,159,758)	(2,159,758)
NET LOSS	(23,190)	(3,219,797)	(3,242,987)
PARTNERS' CAPITAL, END OF YEAR	$ 33,206	$ 6,837,216	$ 6,870,422

See Notes to Financial Statements.

PYRAMID TRADING LIMITED PARTNERSHIP

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

OPERATING ACTIVITIES:		
Net loss	$ (3,242,987)	
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in balance due from clearing organization	3,104,796	
Increase in floor brokerage receivable	(199,223)	
Increase in securities and derivatives owned	(1,468,973)	
Increase in other assets	(4,849)	
Decrease in securities and derivatives sold, not yet purchased	(2,434,119)	
Decrease in accrued compensation and other expenses	(393,897)	
Net cash used in operating activities		$ (4,639,252)
FINANCING ACTIVITIES:		
Capital contributions	7,657,517	
Capital withdrawals	(2,159,758)	
Net cash provided by financing activities		5,497,759
NET INCREASE IN CASH		858,507
CASH, BEGINNING OF YEAR		19,780
CASH, END OF YEAR		$ 878,287
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for interest		$ 122,513
Cash paid during the year for income taxes		$ -
Non-cash financing activities:		
Note payable to affiliate rescinded in exchange for securities originally received		$ 2,382,000

See Notes to Financial Statements.

1. Organization:

Pyramid Trading Limited Partnership (the Company), a partnership organized under the laws of the State of Illinois, is registered as a broker-dealer under the Securities Exchange Act of 1934 whose business operations consist of proprietary trading primarily in U.S. exchange-traded securities and derivative financial instruments and executing brokerage transactions. All of the Company's transactions are cleared by another broker-dealer. The general partner is Oakmont LLC and the Company's term is to continue through December 31, 2020. The Company is a member of the Chicago Board Options Exchange.

2. Significant Accounting Policies:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivative transactions and the related revenue and expenses are recorded on a trade-date basis. All positions in securities and derivatives are stated at fair value. The related changes in unrealized appreciation or depreciation are reflected in trading gains and losses. See Notes 4 and 5.

Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on an accrual basis.

The other asset pertains to the Company's Class C limited partnership interest, which represents an ownership interest in the Company's clearing organization. As such, the interest is not readily marketable, and is carried at cost.

The Company records floor brokerage execution fees as earned.

The Company is not liable for federal income taxes as the partners recognize their respective shares of income or loss in their individual tax returns. For 2011, the Company is exempt from Illinois Replacement Tax as it qualifies as an Investment Partnership. Accordingly, no provision for income taxes has been made in these financial statements. FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would result in the recording of a tax benefit or expense and asset or liability, respectively, in the current year.

2. Significant Accounting Policies - continued:

For the year ended December 31, 2011, management has determined that there are no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2008.

Management has evaluated subsequent events through February 27, 2012, the date on which the financial statements were available to be issued.

3. Receivable from and Payable to Clearing Broker:

Receivables from and payables to clearing broker include net receivables and payables for unsettled trades, cash and margin balances held at the clearing broker. The Company's clearing broker charges the Company interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Company earns or pays interest from/to its clearing broker based upon the federal funds rate computed on a daily basis on credit/debit balances. At December 31, 2011, securities and derivatives owned of $6,261,182 are pledged as collateral for amounts payable to the clearing broker and securities sold, not yet purchased. Amounts payable to clearing broker at December 31, 2011 consist entirely of margin accounts.

4. Derivative Financial Instruments:

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate. These financial instruments generally include exchange-traded option contracts, futures contracts, and options on futures contracts. The Company's derivative activities are limited to those involving equity and index options. The Company uses derivative financial instruments as part of its trading activities and its overall risk management process. These derivative contracts are recorded in the statement of financial condition as assets and liabilities measured at fair value and the related realized and unrealized gain (loss) associated with these derivatives is recorded in the statement of operations as net trading gains and losses. The Company does not consider any derivative instruments to be hedging instruments, as defined in FASB ASC 815, Derivatives and Hedging. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

At December 31, 2011, and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition and the statement of operations:

Statement of Financial Condition:

	Fair Value
Securities and derivatives owned:	
Equity and index options	$ 90,904
Securities and derivatives sold, not yet purchased:	
Equity and index options	86,063

4. Derivative Financial Instruments - continued:

Statement of Operations:

Trading gains and losses, net:	
Equity options	($771,230)
Index options	(150,135)
	($921,365)

For the year ended December 31, 2011, the monthly average of derivative contracts bought and sold was approximately 8,223.

5. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

- Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

5. Fair Value of Financial Instruments - continued:

- Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

	Level 1	Level 2	Level 3	Total
Equity securities owned, at fair value	$ 8,609,703	$ -	$ -	$ 8,609,703
Equity options owned, at fair value	90,904	-	-	90,904
Equity securities sold, not yet purchased, at fair value	821,222	-	-	821,222
Equity options sold, not yet purchased, at fair value	86,063	-	-	86,063

Recorded amounts of cash, receivables and payables approximate fair value, based on their short-term nature. Restricted securities of $557,137 are included under Level 1 assets in the fair value hierarchy.

6. Guarantees:

Indemnifications: In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, management considers the likelihood of a material loss related to these arrangements to be remote.

7. Financial Instruments with Off-Balance Sheet Risk:

In connection with its proprietary trading activities, the Company enters into various transactions involving derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide

7. Financial Instruments with Off-Balance Sheet Risk - continued:

for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Market risk is the potential change in an instrument's value caused by fluctuations in equity prices, interest and currency exchange rates, credit spreads, and other risks. Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2011, at the fair value of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2011.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of credit risk: The majority of the Company's trades are cleared through Goldman Sachs Execution & Clearing, L.P., the Company's clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. This risk of default also depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Amounts payable to the clearing broker and securities sold, not yet purchased are collateralized by cash and securities owned and on deposit with the clearing broker.

8. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate

8. Net Capital Requirements - continued:

indebtedness," whichever is greater, as these terms are defined. At December 31, 2011, the Company had net capital of $4,528,901, which was $4,428,901 in excess of its required capital.

9. Principal Transaction Revenues:

During 2011, the Company's principal transaction revenues consisted of equity activities (including equity shares, options, and options on stock indexes) totaling ($3,211,108), and brokerage execution fee income of $3,251,914.

10. Related Party Transactions:

The Company's payroll function is handled exclusively by an affiliate, Equitec Group, LLC. Reimbursement payments are made to the affiliate based on the Company's share of payroll-related expenses. The Company also reimbursed various other affiliated companies for expenses paid on its behalf.

On January 5, 2011, a promissory note entered into with an affiliate for securities the Company received with a fair value of $2,382,000 was rescinded with no interest charged to the Company. The securities were returned to the affiliate.

The Company has a revolving loan agreement with an affiliate that provides for borrowings of up to $10,000,000 at an annual interest rate of two times the federal funds rate plus 90 basis points. The agreement matures on October 3, 2018. During 2011, the Company incurred $0 of interest expense, as there were no advances under the loan agreement.

11. Commitments and Contingencies:

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. As of December 31, 2011, the Company was a defendant in pending litigation involving a dispute with the Trustee for Lancelot Investors Fund, L.P. Because these claims and matters have not yet been resolved, management is unable to predict their outcome. Although the effect of these claims and matters cannot be determined, management of the Company believes, after consultation with legal counsel, that the resolution of these matters will not result in any material adverse effect upon the Company's financial position or results of operations.

12. Subsequent Events:

Subsequent to December 31, 2011, the Company received capital contributions of $283,100 and had capital withdrawals of $463,029.

PYRAMID TRADING LIMITED PARTNERSHIP

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL

Total partners' capital, end of year			$ 6,870,422
Less:			
Non-allowable assets:			
Floor brokerage receivable, net effect:			
Floor brokerage receivable, aged	$ (407,886)		
Addition for commissions payable on aged receivables	335,377		
		$ (72,509)	
Restricted stock		(557,138)	
Limited partnership interest		(10,000)	
			(639,647)
Fidelity bond charge			(88,000)
Haircuts on securities			(1,292,669)
Undue concentration			(321,205)
NET CAPITAL			4,528,901
Minimum capital requirement			100,000
EXCESS NET CAPITAL			$ 4,428,901
EXCESS NET CAPITAL AT 1000%			$ 4,421,316

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item(s) included in the statement of financial condition:	
Accrued compensation and other expenses, as applicable	$ 1,075,848
Aggregate indebtedness	$ 1,075,848
Ratio: Aggregate indebtedness to Net Capital	23.76% to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2011.

RAVID &
BERNSTEIN LLP
Certified Public Accountants

John V. Basso, CPA
Mark T. Jason, CPA
Phillip C. Ravid, CPA
William H. Brock, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The General Partner
Pyramid Trading Limited Partnership

In planning and performing our audit of the financial statements of Pyramid Trading Limited Partnership (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782-4710 ♦ Fax 312/782-4711

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, various exchanges, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

February 27, 2012